Exhibit 99.1

Attunity Becomes Amazon Web Services (AWS) Partner to Enable
Big Data Availability in the Cloud

Introduces Attunity CloudBeam, a SaaS platform, to overcome the data transfer bottleneck in moving data to, from, and across cloud data centers

BURLINGTON, MA – July 23, 2012 - Attunity Ltd. (OTC BB: ATTUD), a leading provider of information availability software solutions, announced today that it has become an Amazon Web Services (AWS) partner and introduced Attunity CloudBeam, a software as a service (SaaS) platform designed to deliver high performance solutions for moving Big Data in, out and across AWS cloud data centers quickly and easily. The Attunity service, currently available for testing with AWS customers, is built to support business-critical initiatives, including disaster recovery and Big Data analytics.

Companies worldwide are adopting the cloud to store their data for business applications and to leverage predictive analytics to gain a competitive edge. However, many companies experience a bottleneck that impacts the quick and efficient transfer of data between the data center and the cloud or between cloud environments. This bottleneck prevents enterprises from moving large quantities of data fast enough to meet the needs of their business and capitalizing on the business value of cloud computing. Attunity’s new SaaS solution, Attunity CloudBeam, is designed to address this critical and growing market need with an elastic, high-performance, simple-to-use platform that empowers enterprises to transfer Big Data to, from, and between cloud environments in an efficient and timely manner.

“I am excited to announce that Attunity is now a partner of the leading cloud provider, Amazon Web Services,” declared Shimon Alon, Chairman and CEO at Attunity. “Attunity is well positioned to deliver a truly elastic, high-performance, and easy to use SaaS platform, Attunity CloudBeam, that meets the data transfer needs of Amazon Web Services and its customers. I am happy to report that Attunity CloudBeam is a direct result of our strategic acquisition of RepliWeb last year – allowing Attunity to increase its ability to penetrate both the Big Data and cloud markets.”

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss our ability to penetrate the Big Data and cloud markets, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof; our liquidity challenges and the need to raise additional capital in the future; market acceptance of the Attunity Replicate and the development of a market for such product; timely availability and customer acceptance of Attunity’s new and existing products; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s latest Annual Report on Form 20-F/A, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2012. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Melissa Kolodziej, Director of Marketing Communications, Attunity
melissa.kolodziej@attunity.com
Tel. 781-730-4073